RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

LOULO DRIVES PROFIT INCREASE AS GARA AND TONGON DRILLING RETURNS PROMISING RESULTS

London, 8 May 2007 - Another good production performance from its Loulo operation in Mali boosted London and Nasdaq listed gold miner Randgold Resources’ quarter-on-quarter net profit for the three months to March by 18% to US$12.7 million.

Loulo sustained the momentum generated in the previous quarter, with higher plant throughput and a steady feed grade delivering 67 908 ounces at a total cash cost of US$320/oz. The company’s overall attributable production of 109 198 ounces was down from the previous quarter’s 118 821 ounces, mainly because of lower output at its Morila joint venture in line with the 2007 mine plan. Both Loulo and Morila turned in satisfactory unit cost performances.

Meanwhile work on the Loulo underground development has continued to advance steadily. At Yalea, the first of the two underground mines to be developed, the boxcut construction and excavation work has been completed and the twin declines leading from the boxcut were well established by the end of the quarter. The design of Gara, the second of the mines, has been updated, resulting in the doubling of its underground reserve to 1.65 million ounces.

Chief executive Mark Bristow said the potential for the further expansion of reserves at Gara continued to grow with the identification of new high grade zones at Gara South.

“Drilling during the past quarter has confirmed the geological model of a blind high grade target at Gara South and all intersections indicate that the mineralised QT unit – which forms the main Gara orebody - is open both along strike to the south and down dip. A number of drill holes have returned intersections with an average grade of over 10g/t and work is continuing to infill between these encouraging results, further defining high grade pods. The extension of the QT target at Gara South has been tested up to 400 metres south of the existing wireframe and holds significant potential for the addition of high grade ounces to the Gara operation,” he said.

Also on the Loulo permit, further drilling at the Faraba target where a resource of 567 000 ounces has been inferred, has so far not extended mineralisation beyond the currently defined 360 metres. However, with every hole intersecting sulphide mineralisation and strong alteration with anomalous gold values, Faraba’s footprint has been extended and further drilling is planned. At Baboto, diamond drilling is testing the continuity of the mineralised structures identified within the five kilometre target area.

At the company’s Tongon project in the Côte d’Ivoire, considerable progress is being made on a 30 000 metre drilling programme which will form the basis for a final feasibility study. Infill drilling along a 1.5 kilometre long structure in the northern zone during the past quarter, has confirmed continuity of the geology and mineralisation. Bristow noted that the first set of results covering some 600 metres of the strike had shown continuity and good grades over widths of between 20 and 30 metres, underlining the exciting potential of the northern zone. He also said the improving political situation in Côte d’Ivoire augured well for the future of Tongon and paved the way for the development of other opportunities in the region.

Elsewhere in Africa, additional drilling continued to define a broad zone of low grade mineralisation at the Kiaka target in Burkina Faso, while in Senegal the RAB drilling programme has also returned positive results. Diamond drilling is planned for the new target Massawa, where over three kilometres of bedrock mineralisation has been identified, as well as for Delya, Sofia, Bambaraya and other targets which may be identified by RAB drilling. In Tanzania, a new joint venture agreement has been concluded with African Eagle on the Miyabi gold project located in the south western part of the Lake Victoria Gold Belt.

Randgold Resources also announced that Kankou Moussa, its Malian gold bank initiative, had been officially launched. The bank - a partnership between Randgold Resources, the Malian government and the Malian gold companies, notably Loulo - has been designed to provide local jewellers with easy access to refined gold.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive - Dr Mark Bristow, +44 779 775 2288, +44 788 071 1386

Investor & Media Relations - Kathy du Plessis, +27 11 728 4701, Cell: +27 83 266 5847, Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE QUARTER ENDED 31 MARCH 2007

*	Higher throughput and improved costs at Loulo lead to an 18% increase in group profits quarter on quarter
*	Attributable reserves increase by 16% year on year
*	Strong cash balance after dividend payout
*	High grades intercepted in Gara extension drilling
*	Good progress made with feasibility at Tongon - significant results returned from northern zone
*	Drilling in Burkina Faso confirms bulk low grade mineralisation and new diamond drill targets defined in Senegal
*	Randgold Resources invests in a partnership with Malian gold jewellery industry

SUMMARISED FINANCIAL INFORMATION

US$000	Quarter ended 31 Mar 2007	Quarter ended 31 Dec 2006	Quarter ended 31 Mar 2006	12 months ended 31 Dec 2006
Gold sales#	63 065	68 857	67 241	262 717
Total cash costs*	35 007	38 125	33 463	132 540
Profit from mining activity*	28 058	30 732	33 778	130 177
Profit before income tax	16 225	15 763	18 422	73 973
Net profit	12 748	10 790	12 767	50 876

Net profit attributable to equity shareholders	11 418	9 980	11 545	47 564
Net cash generated from operations	13 567	8 645	22 529	70 410
Cash and cash equivalents	139 407	143 356	158 139	143 356
Attributable production§	109 198	116 821	118 989	448 242
Group total cash costs per ounce*§ (US$)	321	326	281	296
Group cash operating costs per ounce*§ (US$)	284	288	245	258
#	Gold sales does not include the non-cash profit/(loss) on the roll forward of hedges.
*	Refer to explanation of non-GAAP measures provided.
§	Randgold Resources consolidates 100% of Loulo and 40% of Morila.

COMMENTS

Net profit for the group of US$12.7 million was 18% up on the December 2006 quarter’s US$10.8 million and in line with March 2006 quarter’s US$12.7 million. This is mainly due to another good production quarter at Loulo along with satisfactory unit cost performance at both Loulo and Morila. The improved net profit was despite lower attributable production of 109 198 ounces compared to the last quarter’s 116 821 ounces and the March 2006 quarter’s 118 989 ounces. Lower exploration and corporate costs compared to the December quarter and also a lower tax charge resulting from the production mix contributed to the improved net profit. Loulo’s relatively high proportion of production, which is exonerated from corporate tax and Morila’s lower profit from mining, which is taxable, resulted in a reduction in the tax charge for the quarter.

Although the spot price of gold was approximately US$30/oz higher in the March 2007 quarter than the December quarter, the received gold price was only slightly higher at US$585/oz compared to US$581/oz. This was due to delivering into 33 081 ounces of the Loulo hedge at US$434/oz. 66 922 ounces were delivered into forward contracts in the December quarter but the effect of this was reduced by higher unhedged Morila production in that quarter.

The lower gold production was primarily the result of lower production at Morila due to lower mined grade and slightly lower throughput. The lower production at Morila is in line with the 2007 mine plan which forecasts improved grades and gold production in the second half of the year. Loulo production was in line with last quarter and up on the March quarter largely because of better throughput compared to the December quarter and higher grades compared to the March 2006 quarter.

 Costs at Loulo and Morila have been well controlled during the quarter with Loulo posting a consistent performance and Morila delivering a satisfactory performance in spite of the planned decrease in grade.

OPERATIONS

LOULO

It was another good production quarter at Loulo with the team sustaining the momentum generated during the last quarter of 2006. The crusher and plant circuit operated well and resulted in a quarterly production of 67 908 ounces at a total cash cost of US$320/oz, fuelled by a slightly higher plant throughput and steady feed grade.

Mining moved a total of 5.7 million tonnes at a strip ratio of 7.7:1 and showed improved fleet availabilities on primary equipment.

A total of 33 081 ounces of gold were delivered against the hedge at US$434/oz which resulted in an overall average received gold price of US$543/oz. While increased mining volumes during the quarter impacted on the overall costs, unit costs were well contained.

Production statistics are:

LOULO RESULTS	Quarter ended 31 Mar 2007	Quarter ended 31 Dec 2006	Quarter ended 31 Mar 2006	12 months ended 31 Dec 2006
Mining
Tonnes mined (000)	5 707	4 953	4 041	18 362
Ore tonnes mined (000)	657	610	379	2 547
Milling
Tonnes processed (000)	687	655	722	2 595
Head grade milled (g/t)	3.2	3.7	2.9	3.2
Recovery (%)	93.8	95.2	93.2	93.9
Ounces produced	67 908	68 501	64 677	241 575
Average price received (US$/oz)+	543	546	556	556
Cash operating costs*(US$/oz)	287	293	288	294
Total cash costs*(US$/oz)	320	326	323	328
Profit from mining activity (US$000)*	15 337	15 268	16 725	57 534
Gold sales (US$000)*+	37 034	37 592	37 618	136 765

Randgold Resources owns 80% of Loulo with the Government of Mali owning 20%. The Government’s share is not a free carried interest. Randgold Resources has funded the Government portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold Resources consolidates 100% of Loulo and then shows the minority interest separately.

*	Refer to explanation of non-GAAP measures provided.
+	Includes the impact of 33 081 ounces delivered into the hedge at US$434/oz for the quarter ended 31 March 2007 and 66 922 ounces at US$434/oz for the year ended 31 December 2006.

Resource and Reserve Update

Loulo resource and reserve updates to December 2006, incorporating mining depletion were released this quarter in the 2006 annual report. Despite mining depletion of 262 604 ounces, total resources increased by 1.42 million ounces to 11.35 million ounces from extensions to both the Gara and Yalea orebodies as well as the addition of Faraba, which contributed 570 000 inferred ounces.

The reserves have also seen a significant increase following the conversion of the increased resource ounces to reserves through updated mine designs and optimisations of the open pits and underground sections. Including depletion, reserves increased from 5.6 million ounces to 6.8 million ounces, attributable mostly to the expansion of the Gara underground reserve.

Proved and Probable Ore Reserves

Category	Tonnes (Mt) 2006	Tonnes (Mt) 2005	Grade (g/t) 2006	Grade (g/t) 2005
Proved	11.21	13.75	3.47	3.48
Probable	37.93	24.82	4.54	5.07
Total	49.14	38.57	4.30	4.50

Category	Gold (Mozs) 2006	Gold (Mozs) 2005	Attributable gold (80%) (Mozs)
Proved	1.26	1.54
Probable	5.54	4.05
Total	6.80	5.59	5.44

MORILA

Morila produced 103 224 ounces of gold in the first quarter of the year at a total cash cost of US$322/oz. Production for the March 2007 quarter was close to expectations as the mine plan indicated that lower grades would be accessed in the pit during the first half of the year. Improvements are expected during the second half of the year as higher grades are planned to be mined and processed. The plant performed satisfactorily and to some extent made up for the shortfall in grade.

MORILA RESULTS	Quarter ended 31 Mar 2007	Quarter ended 31 Dec 2006	Quarter ended 31 Mar 2006	12 months ended 31 Dec 2006
Mining
Tonnes mined (000)	5 015	4 585	6 059	21 512
Ore tonnes mined (000)	935	911	1 478	5 242
Milling
Tonnes processed (000)	1 055	1 086	1 048	4 138
Head grade milled (g/t)	3.4	3.7	4.4	4.2
Recovery (%)	92.2	92.5	92.1	91.9
Ounces produced	103 224	120 801	135 779	516 667
Average price received (US$/oz)	652	623	560	609
Cash operating costs* (US$/oz)	278	282	193	215
Total cash costs* (US$/oz)	322	327	231	258
Profit from mining activity (US$000)*	31 803	38 660	42 630	181 607
Attributable (40% proportionately consolidated)
Gold sales (US$000)	26 031	31 265	29 624	125 952
Ounces produced	41 290	48 320	54 312	206 667
Profit from mining activity (US$000)*	12 721	15 464	17 052	72 643
*	Refer to explanation of non-GAAP measures provided.

The reserve base for Morila as at end 2006 is tabulated below with a comparison to figures as at the end of 2005.

Category	Tonnes (Mt) 2006	Tonnes (Mt) 2005	Grade (g/t) 2006	Grade (g/t) 2005
Proved	15.36	15.95	2.50	3.21
Probable	11.35	6.19	2.47	3.63
Total	26.71	22.14	2.49	3.33

Category	Gold (Mozs) 2006	Gold (Mozs) 2005	Attributable gold (40%) (Mozs)
Proved	1.23	1.65
Probable	0.90	0.72
Total	2.13	2.37	0.85

As a result of the increased gold price more of the marginal stockpile material can now be treated economically. Therefore, despite depletion, ore reserves have been partially replaced.

PROJECTS AND EVALUATION

LOULO UNDERGROUND DEVELOPMENT PROJECT

Yalea

The main sink in the Yalea boxcut continued as planned and the final highwall position was established during January 2007, completing the boxcut blast and excavation work. The master arches were installed on both decline positions and spiled in place, allowing the initial development on both declines to commence.

By quarter end, both declines were well established and development commenced according to the development schedule agreed with Shaft Sinkers.

Other construction work continued through the quarter with the office and workshop complex nearing completion. Additional boreholes have been drilled and the section is now self sufficient in terms of both service and drinking water supply.

US$7 million was spent on the underground project in the quarter, US$3 million of which was on drilling.

Gara

As reported in the last quarterly, a new mine design and schedule has been completed for the Gara underground mine, resulting in an increase in the Gara reserves.

The main features of the conceptual design for Gara are as follows:

*	The design has been based on the Yalea design with the exception that the two declines will both be developed from the open pit instead of a boxcut.
*	The twin declines will form part of a twin ramp system, one towards the north and the other towards the south, dividing the underground mine in two separate mining and ventilation districts.
*	Waste passes will be developed from inside the pit to facilitate backfill.
*

The Reverse Avoca mining method is planned to reduce ore lock up in pillars. Various mining methods are being investigated in order to mine the flat dipping section in the southern portion of the orebody.

An optimisation of the completed design resulted in an increase in the Gara underground reserve to 13.14Mt at 3.91g/t for 1.65Moz. The deep drilling being completed at Gara will likely require a further optimisation exercise to be undertaken during the year.

TONGON PROJECT

The 30 000 metre drilling programme which is presently underway at Tongon and which forms the basis for the feasibility study, has the following main objectives:

*	To achieve a 50 x 50 metre drilling grid to enable clearer definition of the value distribution within the deposits.
*	Refinement of the geological, density and geotechnical models.
*	Updating of the resource model.
*

To obtain sufficient information for moving the inferred resources to indicated and measured categories (JORC compliant) and the subsequent conversion to reserves on completion of optimised pit designs.

The feasibility team has now been constituted and meets regularly as the other aspects of the feasibility study are advanced. More details of the drilling programme are given in the exploration section.

EXPLORATION ACTIVITIES

During the quarter the exploration teams have been busy advancing their programmes in line with Randgold Resources’ strategic objectives.

At Gara South, deep drilling has confirmed the presence of high grade gold mineralisation up to 400 metres south of the orebody wireframe and from depths varying between 425 and 675 metres below the surface. The results for the quarter, which are presented in the table below, confirm the geological model: gold mineralisation is controlled by a blind antiformal fold of the host quartz tourmaline unit.

Hole ID	From (m)	To (m)	Inter- section width (m)	True width (m)	Grade (g/t)	Including
L0CP120	757.40	763.20	5.80	4.58	9.16	2.90 metres at 16.66g/t from 759.10 metres
L0CP121	841.90	852.60	10.70	8.76	1.90	4.35 metres at 3.38g/t from 846.45 metres
	861.57	867.86	6.29	5.15	3.39
L0CP123	692.43	699.47	7.04	5.00	1.98
L0CP124	551.75	558.75	7.00	5.35	17.95	1.80 metres at 59.56g/t from 556.00 metres
L0CP125	975.14	806.70	11.56	8.41	1.53
	820.35	826.50	6.15	4.51	11.22
L0CP126	566.25	581.53	15.28	10.81	2.25	0.83 metres at 28.10g/t from 566.25 metres
	591.80	598.20	6.40	4.53	10.37	1.15 metres at 31.90g/t from 592.75 metres
	619.70	621.60	1.90	1.34	2.41
L0CP128	726.60	735.10	8.50	6.99	1.81
L0CP129	835.90	849.10	13.20	9.38	4.80	3.50 metres at 14.09g/t from 845.60 metres
L0CP129	860.00	866.30	6.30	4.48	4.08	2.07 metres at 8.71g/t from 864.23 metres

Also on the Loulo permit, drilling at Faraba has so far not been able to extend mineralisation beyond the currently defined 360 metres, where an inferred resource of 567 000 ounces at 2.60g/t has been calculated. However, every hole did intersect sulphide mineralisation and strong alteration with anomalous gold values, which extends the footprint of the Faraba target. A ground Induced Polarisation (IP) geophysical survey has been completed, covering a four kilometre strike length of the 10 kilometre Faraba corridor. The results confirm the continuity of both the geological units and structures which host the known mineralisation. An additional four diamond holes are planned to further test this target.

At Baboto South, two diamond drill holes tested the continuation of the mineralised structure to vertical depths of 250 metres and returned the following results: BDH020 - 9.20 metres at 5.28g/t and BDH021 - 1.20 metres at 4.00g/t. A ground Induced Polarisation (IP) geophysical survey has been completed, covering the entire five kilometre Baboto target area. The results define separate, sub-parallel structures hosting the Baboto South, Central and North targets. An additional four diamond holes spaced approximately 500 metres apart are testing the continuation of these mineralised structures.

At Morila, further research has confirmed mineralisation in a multistage intrusion related gold system. The regional drilling programme is complete and although the next Morila evades detection the mine is currently integrating all the layers of information: geology, structure and assay results, to generate a three dimensional exploration model with vectors to drive future drill programmes.

In southern Mali, Randgold Resources has recently been granted three new exploration authorisations (Tiko, Korona and Gonsitou) following a generative targeting exercise by its regional teams.

In Senegal, positive results are being returned from RAB drilling and preparations are underway for a 3 000 to 5 000 metre diamond drilling programme. Massawa is showing promise with bedrock intersections over a 3 kilometre strike length, with a best result of 27 metres at 4.90g/t. At Delya, an intercept of 30 metres at 4.66g/t has been returned two kilometres south of the known mineralisation. As well as these two targets, diamond drilling will be completed at Sofia, Bambaraya and additional targets dependent on pending RAB results.

In Côte d’Ivoire, two diamond drill rigs have commenced the 30 000 metre feasibility drilling programme. By quarter end, 22 holes for 3 114.50 metres on the northern zone and 8 holes for 2 378 metres on the southern zone had been completed. The main shear zone in the northern zone has been defined over a 2.2 kilometre strike, trends 250 degrees – 260 degrees and dips 080 degrees – 070 degrees northwest. It is represented by wide zones of pervasively foliated and altered mafic volcaniclastics. The mineralisation locates on the immediate hanging wall of the main graphitic shear zone and is associated with increased silicification, sulphidation and fine brecciation. Previously drilling was widely spaced (200 metres between drill lines), recent drilling has tested a 1.5 kilometre segment of this structure, infilling to 100 metre spaced lines. The results received to date for the northern zone, presented in the table below, confirm continuity of the geology and mineralisation.

Hole ID	From (m)	To (m)	Inter- section width (m)	Grade (g/t)	Including
TND058	40.70	74.03	33.33	3.87	10.30 metres at 7.73g/t from 40.70 metres
TND059	87.40	125.24	37.84	2.14	6.21 metres at 6.19g/t from 92.54 metres
TND060	45.20	50.50	5.30	1.70
	50.50	51.30	0.80	520.00
	51.30	80.66	29.36	2.47	11.57 metres at 4.25g/t from 66.43 metres
TND061	104.32	119.12	14.80	2.23
	121.84	137.45	15.61	4.36
TND062	102.30	123.35	21.05	3.27	4.44 metres at 6.20g/t from 105.00 metres
TND063	40.00	43.40	3.40	17.35	1.10 metres at 48.20g/t from 40.00 metres
	46.55	49.55	3.00	2.04
	53.32	78.28	24.96	2.24
TND064	114.10	128.91	14.81	4.12	3.20 metres at 9.96g/t from 115.0 metres

One result has been returned from the southern zone: TND077 - 4.05 metres at 2.92g/t from 132.37 metres and 18.97 metres at 4.65g/t from 174.34 metres.

In Burkina Faso additional drilling continues to define the broad zone of low grade mineralisation at Kiaka, over a strike length of 1.2 kilometres. A best intersection has been returned from KDH14 - 200 metres at 1.52g/t including 18 metres at 3.29g/t (from 159 metres), 21 metres at 2.74g/t (from 207 metres) and 20 metres at 4.19g/t (from 239 metres). Results received to date are presented below, with a further four holes pending.

Hole ID	From (m)	To (m)	Inter- section width (m)	Grade (g/t)	Including
KDH10	131.00	136.00	5.00	1.43
	140.00	143.00	3.00	0.67
KDH11	142.00	274.00	133.00	0.58	23 metres at 1.04g/t from 224 metres
KDH12	46.00	83.00	38.00	0.87
	165.00	169.00	4.00	1.35
	177.00	199.00	22.00	0.94
KDH13	129.00	157.00	28.00	0.87	11 metres at 1.27g/t from 146 metres
	192.00	199.00	7.00	1.93
	217.00	225.00	8.00	0.90
	320.00	323.00	3.00	1.56
KDH14					18 metres at 3.29g/t from 159 metres
	86.00	286.00	200.00	1.52	21 metres at 2.74g/t from 207 metres
					20 metres at 4.19g/t from 239 metres

In Ghana, follow-up work has confirmed a bedrock source to the 14 kilometre regional gold in soil anomaly on the Bole northeast permit. Pitting has returned values up to 1.18g/t in strongly sheared and altered (iron-carbonate-kaolin-sericite-chlorite) sediments over a 600 metre width. Infill soil sampling (400 metre by 50 metre) is in progress to better define the gold anomaly. In addition, a new permit (Fanoma) has been issued to Randgold Resources, located on the Sefwi Belt in the western region of the country and an agreement has been concluded with Satemkom, a Ghanaian company, relating to a permit on the Ashanti belt to the south of the Prestea mine.

In Tanzania, a busy quarter has had the team reviewing a number of new opportunities. A new joint venture agreement has been concluded with African Eagle on their Miyabi gold project located in the south western part of the Lake Victoria Gold Belt. Previous exploration has identified a total JORC compliant mineral resource of 12.4Mt at a grade of 1.3g/t, containing 520 000 ounces of gold at a 0.5g/t cut-off. Randgold Resources has the right to earn a 50% interest in the project by completing and funding a full feasibility, should African Eagle elect not to contribute.

CONSOLIDATED INCOME STATEMENT

US$000	Quarter ended 31 Mar 2007	Quarter ended 31 Dec 2006	Quarter ended 31 Mar 2006	12 months ended 31 Dec 2006
REVENUES
Gold sales on spot	70 483	73 777	67 241	274 907
Loss on matured hedges	(7 418)	(4 920)	—	(12 190)
Non-cash profit/(loss) on roll forward of hedges	235	287	(3 227)	(4 413)
Total	63 300	69 144	64 014	258 304
OTHER INCOME
Interest income	1 829	1 692	2 049	7 384
Other income	167	64	16	1 168
Total other income	1 996	1 756	2 065	8 552
Total income	65 296	70 900	66 079	266 856
COSTS AND EXPENSES
Mine production costs	31 445	29 067	27 411	115 217
Movement in production inventory and ore stockpiles	(3 740)	(852)	(1 296)	(13 373)
Depreciation and amortisation	6 072	6 532	4 964	22 844
General and administration expenses	3 018	5 229	2 874	13 006
Mining and processing costs	36 795	39 976	33 953	137 694
Transport and refinery costs	247	253	153	711
Royalties	4 037	4 428	4 321	16 979
Exploration and corporate expenditure	6 521	7 412	7 687	28 805
Other losses/(gains) - net	—	330	—	653
Exchange losses/(gains) - net	624	1 311	(160)	970
Other expenses	—	—	—	705
Unwind of discount on provisions for rehabilitation	96	289	84	541
Interest expense	751	1 138	1 619	5 825
Profit before income tax	16 225	15 763	18 422	73 973
Income tax expense	(3 477)	(4 973)	(5 655)	(23 097)
Net profit	12 748	10 790	12 767	50 876
Attributable to:
Equity shareholders	11 418	9 980	11 545	47 564
Minority shareholders	1 330	810	1 222	3 312
	12 748	10 790	12 767	50 876
Basic earnings per share (US$)	0.17	0.15	0.17	0.70
Fully diluted earnings per share (US$)	0.16	0.14	0.16	0.69
Average shares in issue (000)	68 820	68 695	68 131	68 392

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

CONSOLIDATED BALANCE SHEET

US$000	At 31 Mar 2007	At 31 Dec 2006	At 31 Mar 2006
Assets
Non-current assets
Property, plant and equipment	245 443	241 300	214 716
Cost	308 054	297 839	253 375
Accumulated depreciation and amortisation	(62 611)	(56 539)	(38 659)
Deferred taxation	2 654	2 993	2 866
Long-term ore stockpiles	43 915	41 614	24 710
Receivables	13 856	13 702	—
Total non-current assets	305 868	299 609	242 292
Current assets
Inventories and stockpiles	35 161	34 200	30 495
Receivables	35 803	34 999	49 907
Cash and cash equivalents	139 407	143 356	158 139
Total current assets	210 371	212 555	238 541
Total assets	516 239	512 164	480 833
Shareholders’ equity	342 110	336 063	294 049
Minority interest	6 037	4 707	2 617
Total equity	348 147	340 770	296 666
Non-current liabilities
Long-term borrowings	24 739	25 666	48 786
Loans from minority shareholders in subsidiaries	2 801	2 773	2 533
Deferred taxation	462	462	—
Financial liabilities - forward gold sales	46 693	39 969	48 710
Provision for rehabilitation	8 938	8 842	9 571
Total non-current liabilities	83 633	77 712	109 600
Current liabilities
Financial liabilities - forward gold sales	20 010	27 525	18 158
Current portion of long-term borrowings	24 819	24 818	23 504
Accounts payable and accrued liabilities	39 630	39 461	28 500
Taxation payable	—	1 878	4 405
Total current liabilities	84 459	93 682	74 567
Total equity and liabilities	516 239	512 164	480 833

The increase in property, plant and equipment is due to capital spend on the decline development and purchase of underground equipment at Loulo.

The decrease in cash and cash equivalents is due to the dividend payment of US$6.9 million during the quarter, offset by cash generated from operations.

CONSOLIDATED CASHFLOW STATEMENT

US$000	3 months ended 31 Mar 2007	3 months ended 31 Mar 2006	12 months ended 31 Dec 2006
Profit before income tax	16 225	18 422	73 973
Adjustment for non-cash items	6 410	8 969	29 636
Effects of changes in operating working capital items	(4 285)	(4 862)	(18 415)
Income tax paid	(4 783)	—	(14 784)
Net cash generated from operating activities	13 567	22 529	70 410
Additions to property, plant and equipment	(10 215)	(17 044)	(61 508)
Financing of contractors	—	(156)	105
Net cash used by investing activities	(10 215)	(17 200)	(61 403)
Ordinary shares issued	470	548	3 653
Decrease in long-term loans	(897)	(190)	(21 756)
Dividends paid to company’s shareholders	(6 874)	—	—
Net cash (used by)/generated from financing activities	(7 301)	358	(18 103)
Net (decrease)/increase in cash and cash equivalents	(3 949)	5 687	(9 096)
Cash and cash equivalents at beginning of year	143 356	152 452	152 452
Cash and cash equivalents at end of year	139 407	158 139	143 356

NON-GAAP MEASURES

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant, and royalties. Under the company’s revised accounting policies, there are no transfers to and from deferred stripping.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS or

US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS and US GAAP, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold Resources believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.

The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:

US$000	Quarter ended 31 Mar 2007	Quarter ended 31 Dec 2006	Quarter ended 31 Mar 2006	12 months ended 31 Dec 2006
Gold sales on spot	70 483	73 777	67 241	274 907
Loss on matured hedges	(7 418)	(4 920)	—	(12 190)
Gold sales	63 065	68 857	67 241	262 717
Mine production costs	31 445	29 067	27 411	115 217
Movement in production inventory and ore stockpiles	(3 740)	(852)	(1 296)	(13 373)
Transport and refinery costs	247	253	153	711
Royalties	4 037	4 428	4 321	16 979
General and administration expenses	3 018	5 229	2 874	13 006
Total cash costs	35 007	38 125	33 463	132 540
Profit from mining activity	28 058	30 732	33 778	130 177

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital US$000	Share premium US$000	Other reserves US$000
Balance - 31 December 2005	68 072 864	3 404	208 582	(41 000)
March 2006
Net income	—	—	—	—
Movement on cash flow hedges -
realised	—	—	—	3 227
unrealised	—	—	—	(23 778)
Total recognised income/(loss)	—	—	—	(20 551)
Share-based payments	—	—	—	685
Share options exercised	168 700	8	540	—
Shares vested#	6 830	—	108	(108)
Balance - 31 March 2006	68 248 394	3 412	209 230	(60 974)
Balance - 31 December 2006	68 763 561	3 440	213 653	(59 430)
Net income	—	—	—	—
Movement on cash flow hedges -
Transfer to income statement	—	—	—	7 183
Fair value movement on financial instruments	—	—	—	(6 627)
Total recognised income/(loss)	—	—	—	556
Share-based payments	—	—	—	477
Share options exercised	71 500	4	466	—
Exercise of options previously expensed under IFRS 2	—	—	111	(111)
Shares vested#	10 102	—	170	(170)
Dividend relating to 2006	—	—	—	—
Balance - 31 March 2007	68 845 163	3 444	214 400	(58 678)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – continued

	Accumulated profits US$000		Total attributable to equity shareholders	Minority interest US$000	Total equity US$000
Balance - 31 December 2005	130 836	+	301 822 +	1 395	303 217	+
March 2006
Net income	11 545		11 545	1 222	12 767
Movement on cash flow hedges -
realised	—		3 227	—	3 227
unrealised	—		(23 778)	—	(23 778)
Total recognised income/(loss)	11 545		(9 006)	1 222	(7 784)
Share-based payments	—		685	—	685
Share options exercised	—		548	—	548
Shares vested#	—		—	—	—
Balance - 31 March 2006	142 381		294 049	2 617	296 666
Balance - 31 December 2006	178 400		336 063	4 707	340 770
Net income	11 418		11 418	1 330	12 748
Movement on cash flow hedges -
Transfer to income statement	—		7 183	—	7 183
Fair value movement on financial instruments	—		(6 627)	—	(6 627)
Total recognised income/(loss)	11 418		11 974	1 330	13 304
Share-based payments	—		477	—	477
Share options exercised	—		470	—	470
Exercise of options previously expensed under IFRS 2	—		—	—	—
Shares vested#	—		—	—	—
Dividend relating to 2006	(6 874)		(6 874)	—	(6 874)
Balance - 31 March 2007	182 944		342 110	6 037	348 147
#

Restricted shares were issued to directors as remuneration. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

+	Restated due to change in accounting policy relating to deferred stripping. See note on accounting policies.

FORWARD COMMODITY CONTRACTS

The group’s hedging position, which all relates to the Loulo project financing, at 31 March 2007 appears below:

Maturity date	Forward sales ounces	Forward sales average US$/oz
Year ended 2007	99 502	440
Year ended 2008	80 496	431
Year ended 2009	84 996	437
Total	264 994	436

The remaining portion of the hedge book represents approximately 32% of planned production at Loulo for the period and 20% of the group’s attributable production. In the current gold price environment, it is the company’s intention to roll out to 2010 some of the 2007 forward sales contracts to provide some protection during the Loulo underground capital programme. The roll out will be completed in the second quarter of 2007.

Morila’s production is completely exposed to spot gold prices.

During the quarter, the company delivered into 33 081 ounces of its hedge book at an average price of US$434/oz and rolled longer-dated 10 752 ounces.

ANNUAL RESOURCE AND RESERVE DECLARATION

Ore reserves and mineral resources have increased significantly year on year and total attributable resources now stand at 12.55 million ounces in the measured, indicated and inferred categories compared with 11.67 million ounces at the end of 2005. Ore reserves attributable to the company have increased from 5.42 million ounces to 6.29 million ounces over the year, despite the depletion of some 400 000 ounces during 2006.

The major contributor to this increase has been the Loulo mine where drilling of the underground extensions to the Gara orebody has led to a total resource inventory increase from 9.93 million ounces to 11.35 million ounces this year. Successful reserve conversion has led to an increase of ore reserves from 5.59 million ounces to 6.80 million ounces.

2006 RESOURCE AND RESERVE DECLARATION (abridged)

MINE/ PROJECT	Category	Tonnes (Mt) 2006	Grade (g/t) 2006	Gold (Moz) 2006	Attributable gold (Moz)
MINERAL RESOURCES
Morila					40%
	Measured and indicated	30.04	2.61	2.52	1.01
	Inferred	3.09	3.31	0.33	0.13
Loulo					80%
	Measured and indicated	61.77	4.64	9.22	7.37
	Inferred	22.77	2.91	2.13	1.70
Tongon					75%
	Measured and indicated
	Inferred	35.96	2.69	3.11	2.33
Total measured and indicated		91.81	3.98	11.74	8.38
Total inferred		61.81	2.80	5.57	4.17
ORE RESERVES
Morila
	Proved and probable	26.71	2.49	2.13	0.85
Loulo
	Proved and probable	49.14	4.30	6.80	5.44
Total proved and probable		75.85	3.66	8.93	6.29
*	Randgold Resources reports its mineral resources and ore reserves in accordance with the JORC code. The reporting of ore reserves is also in accordance with Industry Guide 7.
*	Reserves are calculated at a gold price of US$475/oz.
*	Dilution and ore loss are incorporated into the calculation of reserves.
*

Cautionary note to US investors: the United States Securities and Exchange Commission (the ‘SEC’) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “resources” that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

GENERAL

The company continues to evaluate various opportunities both at corporate and project levels.

Production is planned to increase in the second half of the year as higher grades are exposed at Morila as per the current mine plan.

The improved political situation in Côte d’Ivoire bodes well not only for the development of the Tongon project but also paves the way for opportunities to improve logistics in the sub-region.

On 24 April 2007, the company’s Malian jewellery initiative, Kankou Moussa, was officially inaugurated in Bamako. Kankou Moussa is a private joint venture, the aim of which is to foster the growth of Malian jewellery manufacture. It further cements Randgold Resources’ strong partnership with the government and people of Mali.

D M Bristow	R A Williams
Chief Executive	Financial Director
8 May 2007

RANDGOLD RESOURCES UPDATES

FAQ

A new feature in which Mark Bristow answers questions raised by analysts:

Q: Yalea will be the first modern mechanised underground mine in Mali and one of only a few underground gold mines in Africa, outside of South Africa. How will you be addressing the shortage of underground mining skills, given the effect they are having on cash costs, even in North America and Australia? In Africa, there are examples of this, where the cost of underground mining and of the necessary equipment and supplies has been found to be far higher than originally anticipated.

A: I don’t believe the shortage of skills in itself produces high costs. The problem here is the proliferation of new mining operations which are being hastily developed to cash in on some perceived opportunity, often on the basis of sketchy feasibility studies, which is why the actual numbers then eventually don’t stand up. At Randgold Resources, on the other hand, we’ve always been meticulously prudent and painstaking about our feasibility studies and if you look at Morila and Loulo, you can see how spot-on our planning and forecasts have been. In assessing the feasibility of a project, you need a thorough understanding of the cost and supply chain as well as of the orebody. If you take some recent projects, the problem is not unforeseeable costs, it’s the drive from the corporate centre to deliver on an acquisition promise instead of developing an operation that matches the nature of the orebody.

At Yalea we are developing an underground mine from scratch basing our chosen mining method on the characteristics of the orebody. This will allow us large, low cost mechanised stopes and we will be able to mine efficiently because we have combined a high volume, low cost mining method with a high volume, low cost proven method of transport. Of note is that the conveyor method of transport has significant advantages over the more conventional truck transport - these include reduced ventilation requirements, reduced reliance on labour, energy efficiency and safety.

Another interesting feature is that there will be no compressed air used underground - a major source of wastage of most mines’ energy supply.

Another issue is the proper matching of the scale of the project to the resource and the potential of the orebody. This is the cause of many good projects failing, particularly in remote areas, where critical mass is needed to ensure acceptable payback. Understanding our management of risk in Africa are crucial to getting it right.

An important point to note is that we’re very experienced in operating at remote sites where there are no readily available skills, even of the most rudimentary kind. We’ve consequently since our earliest days had to develop very effective training methods. Approximately one third of our national workforces are drawn from the local areas surrounding our operations and we’ve had very good results with them. Even up to top management levels, a lot of our people are nationals. Everybody has to be trained - drivers, mechanics, geologists - and whether they’re going to be working on surface or underground ultimately makes no difference.

Randgold Resources has invested substantially not just in the development of profitable operations but also in the development of its intellectual capital. Its management team is generally acknowledged as one the best in the industry and this capability extends down through all the levels of the business. If we don’t have expertise in a particular area, we’ll find the best there is. We don’t have the Achilles heel of a head office that requires us to use in-house technologies and technicians and therefore we employ experienced consultants to ensure that we are using appropriate technology and methodology. And, of course, many of our managers learned their trade on deep underground mines.

Q: Is the plan to continue using contract miners? If so, will they guarantee the costs and efficiencies you expect? What is the risk associated with contractors - what, for example, happens if they run into financial difficulties?

A: There are many challenges associated with using contractors but over the past 10 years we’ve learned how to cope with these. At Loulo, for example, we’re using an integrated combination of skills and services which we manage tightly. The control of costs and efficiencies can never be abdicated to contractors, it remains a key responsibility of management. At Yalea, Shaft Sinkers are supplying both labour management and technical expertise to the development contract. In due course we’ll have similar labour management contracts for drilling, blasting, loading and hauling of our stoping operations. One of the lessons we’ve learned is that we have to own all the equipment ourselves, so that’s what we do. Our main equipment suppliers - CAT Underground, Atlas Copco and BTI - are all represented in West Africa by JA Delmas. Their agents in Mali, Manutention Africaine, not only have very advanced workshop and rebuild facilities in Bamako but also have an office and workshop complex on site at Loulo to ensure on-the-spot support for spares and service. As far as other supplies are concerned, over the years we’ve developed very advanced and sophisticated systems for managing long and complex supply chains.

Q: What sort of safety standards is Yalea going to target?

A: We’re a FTSE 250 company with impeccable governance standards so at Yalea, as elsewhere in our operations, we will aspire to the highest safety and environmental criteria, meeting all international industry benchmarks as well as the requirements of our host countries.

Q: How will geotechnical problems such as orebody faulting be tackled?

A: Geological expertise is the foundation on which Randgold Resources was built and which continues to provide its key competitive advantage. In any business, the first requirement is to know your product which in mining is the orebody. The extensive drilling we’ve done and continue to do at Yalea and Gara plus the experience gained in the open pit mining has given us a very good understanding of the geometry and value distribution of these orebodies. In general the orebodies are 10m to 12m thick and thus far we’ve found little faulting, just some structural pinching and swelling which we’re confident that accurate modelling will enable us to anticipate and deal with.

DRILL RIGS ACROSS AFRICA DRIVE OUR FUTURE GROWTH

While intensive exploration continues at and around Loulo as well as Morila, Randgold Resources’ hunt for profitable prospects also extends across five other African countries and beyond.

In Côte d’Ivoire, where the political situation continues to stabilise, two diamond coring drill rigs have started the feasibility drilling over the Tongon deposit. Results to date confirm our belief that this project could be another world class gold mine in the making for the Randgold Resources stable.

In Senegal, scout RAB drilling has identified a new target, Massawa, with over 3 kilometres of bedrock mineralisation. This, together with Delya, Bambaraya and Sofia, will be the focus of diamond drilling during the next quarter.

Further drilling at Kiaka in Burkina Faso continues to define a broad zone of low grade mineralisation at what is increasingly looking like a very promising project.

Elsewhere, we continue to develop our portfolio in Ghana while generative work is ongoing in Tanzania and our recently established ‘African hunting team’ searches for prospects further afield on the continent.

NEW HIGH GRADE ZONES IDENTIFIED AT GARA SOUTH

The potential for the expansion of reserves at Gara continues to grow as results from recent drilling at Gara South are received and interpreted.

Drilling during the quarter (8 holes/6 361m) has confirmed the geological model of a blind, high grade target at Gara South and all intersections indicate that the mineralised QT unit is continuous and open both along strike to the south and down dip. This target is the same mineralised unit which forms the main Gara orebody. A number of drill holes from this early drilling programme have returned intersections with an average grade of over 10g/t and work is continuing to infill between these exciting results, further defining high grade pods of mineralisation.

This extension to the QT target at Gara South has been tested up to 400 metres south of the existing wireframe at Gara and holds enormous potential for the addition of high grade ounces to the Gara operation. Within the target zone, high grade pay-shoots which sit on the intersection between the hinges of the folded QT unit and cross-cutting 040 structures have been intersected and can be traced up-plunge to near-surface, high grade zones in the main Gara deposit. Current drilling aims to extend the known mineralisation down-dip.

The target area is adjacent to the existing underground design at Gara which can be modified to exploit these new high grade zones.

KANKOU MOUSSA: THE START OF A DREAM

Kankou Moussa, an initiative led by Randgold Resources and supported by the Malian Government, opened its doors on 24 April 2007 in Bamako, Mali.

In a country where gold is historically of social, cultural and economic significance the contribution of mining companies in discovering and developing orebodies has made Mali one of the four largest producers in Africa.

Kankou Moussa is a gold bank for the people of Mali, established to support the Malian jewellery industry by providing gold for commercial use by jewellers, thus giving them easier access to refined gold and the opportunity to sell their jewellery on international markets.

Kankou Moussa, which is a partnership between Randgold Resources, Mali gold mining companies - most significantly Loulo - and the Government of Mali, will see that gold is delivered to the facility on a regular basis and in a secure environment.

More than just a simple business, it is the start of a dream to bring gold back to the ordinary people of Mali, a dream that opens opportunities for more to join and help develop.

RANDGOLD RESOURCES ANNUAL REPORT

The 2006 annual report is now available and has been mailed to shareholders. An electronic copy can be downloaded from the company website. If you wish to receive a printed copy please contact Kathy du Plessis at rangoldresources@dpapr.com

REGISTERED OFFICE:

La Motte Chambers, La Motte Street, St Helier, Jersey JE1 1BJ, Channel Islands

REGISTRARS:

Computershare Investor Services (Channel Islands) Limited, P.O. Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands

TRANSFER AGENTS:

Computershare Services PLC, P.O. Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR

INVESTOR AND MEDIA RELATIONS:

For further information contact Kathy du Plessis on Telephone +27 (11) 728-4701, Fax +27 (11) 728-2547 e-mail: randgoldresources@dpapr.com

WEBSITE:

www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process initiated by Loulo against MDM. Other potential risks and uncertainties include risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such other risk factors refer to the annual report on Form 20-F for the year ended 31 December 2005 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 29 June 2006. Randgold Resources assumes no obligation to update information in this release. Cautionary note to US investors: the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.